SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 29, 2023

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on November 29, 2023.

City of Buenos Aires, November 29th 2023

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re.: Relevant Event.

Please be advised that on the date hereof BANCO MACRO S.A. has been given notice of a class action filed against it and entitled “Asociación de Defensa de Derechos de Usuarios y Consumidores (ADDUC) vs. Banco Macro S.A. on proceedings pending classification” (Court File. No. MP-16648/2023).

Plaintiff challenges the fee charged for “stop payment” on checks drawn by consumers and requests Banco Macro S.A. to stop collecting such fee and to reimburse each affected customer all the amounts received by Banco Macro S.A. as “stop payment” fee plus interest and punitive damages.

The complaint is pending before the Court in Civil and Commercial Matters No. 9 of Mar del Plata.

Banco Macro S.A. deems there is low probability of getting an unfavorable court decision in this dispute, and even if that were the case, such unfavorable decision would not have a material impact on its assets.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 29, 2023

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer